Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
INCO EXPECTS ‘UNPRECEDENTED’ SECOND HALF RESULTS
(All dollar amounts are expressed in U.S. currency)
Toronto, July 23, 2006 — Inco today announced that it expects its adjusted net earnings in the second half of 2006 to significantly exceed those in the first half, based on the company’s belief that the nickel market will remain strong through the remainder of the year.
“We have every reason to believe that the strength we’re seeing in the nickel market today will continue unabated through the second half of 2006,” said Executive Vice-President Marketing Peter Goudie. “With nickel stocks on the London Metal Exchange equivalent to less than one day of world demand, and below normal inventories throughout the supply chain, the market is extremely tight. We see no signs of relief on the horizon in terms of new supply — if anything, supply surprises for a number of years will likely be on the downside. Meanwhile, nickel demand remains strong from all sectors and shows no signs of slowing down.”
“When you combine the price levels we are now seeing with our record production and the impact of Voisey’s Bay in our second half, our earnings and cash flow could reach levels that we’ve never approached before,” said Chairman and CEO Scott Hand.
Assuming second half prices equal the July month-to-date nickel price of $12.01 per pound and the July month-to-date copper price of $3.53 per pound, Inco’s adjusted net earnings for the second half of the year would be approximately $1.415 billion or $6.17 per share on a fully diluted basis. Taking into account the first half results for 2006, the estimated results for the full year would be $2.015 billion or $8.87 per fully diluted share. On the same basis, again assuming second half prices equal the July month-to-date nickel and copper prices, estimated cash flow from operations before changes in working capital for the second half of the year would be approximately $1.66 billion.
These estimates are on an Inco stand-alone basis and are based on Inco’s guidance for production and costs provided with our second quarter earnings released on July 19, 2006.
“We believe we’re poised to see unprecedented earnings at Inco in the second half of this year. The timing of Inco’s offer for Falconbridge simply couldn’t be better for Falconbridge shareholders,” Mr. Hand said. “By tendering to Inco’s offer on July 27th, they not only get cash, but also the full benefit of unprecedented cash generation and earnings potential for both Inco and Falconbridge by becoming a shareholder in the New Inco. Following the creation of the New Inco, the subsequent creation of Phelps Dodge

Inco will create an even greater copper nickel powerhouse offering significant value for investors.”
“If you are a Falconbridge shareholder, you should not be basing your decision based on consensus forecasts. Instead, look at the strength of current and expected metals markets in making your decision to tender to Inco’s offer,” said Mr. Goudie.
“There is no better way for investors to profit from the expected strength in the nickel markets for the next five years or more than by participating in the nickel assets, resources and production of the combined Inco and Falconbridge,” he said. “If you believe in nickel, Inco’s offer is clearly the right option.”
Note re: adjusted net earnings
The adjusted net earnings referred to in this release are not calculated in accordance with Canadian GAAP, the accounting principles under which our consolidated financial statements are prepared, and there is no standard definition in such principles for such adjusted net earnings or loss. Accordingly, it is unlikely that comparisons can be made among different companies in terms of such adjusted results reported by them.
Adjusted net earnings and adjusted net earnings per share are defined as a calculation of net earnings that excludes items that, in our judgement, do not reflect or relate to our ongoing operating performance. The items that are excluded from this calculation would include certain gains or losses on the sale of non-core investments, asset impairment charges and write-downs in the value of assets, non-cash currency translation adjustments relating principally to liabilities that are not expected to be discharged or settled for a number of years, reclamation or remediation costs unrelated to our current operations, income or other tax benefits or charges relating to the impact of currency translation adjustments, certain tax losses where the related benefits are not normally taken, adjustments for tax rulings and other decisions, interpretations and determinations covering, or based upon, transactions which occurred or related to prior periods and for revaluation of recorded future tax liabilities due to changes in laws or regulations affecting future tax rates, interest income associated with tax refunds, project suspension and similar costs, including related project currency hedging gains and losses, adjustments to minority interests reflecting changes thereto due to subsequent events, losses or gains on debt retirements or redemptions, strike expenses, and other gains and losses that, in each case, do not reflect on our ongoing operating performance.
The estimates above are for adjusted net earnings and exclude certain adjustments that would be made in the calculation of net earnings in accordance with Canadian GAAP. Since such adjustments would include assumptions or forecasts relating to changes in the Canadian-U.S. dollar exchange rate and other currency exchange rate changes and other external factors that we do not believe we are in a position to predict with any degree of certainty, we do not provide a reconciliation between any adjusted net earnings estimate and a corresponding net earnings estimate in accordance with Canadian GAAP.
Cautionary Statement Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding the Company’s anticipated financial or operating performance. Actual results and developments may differ materially from those contemplated by these statements depending on, among others, such key factors relating to Inco as business and economic conditions in the principal markets for the Company’s products, the supply, demand and prices for metals to be produced, purchased nickel intermediates and nickel-containing stainless steel scrap and other substitutes and competing products for the primary metals and other products the Company produces, developments concerning labour relations, the Company’s deliveries, production levels, production and other anticipated and unanticipated costs and expenses, metals prices, premiums realized over LME cash and other benchmark prices, tax benefits and charges, changes in tax legislation, hedging activities, the Canadian-U.S. dollar and other exchange rates, changes in the Company’s common share price, political unrest or instability in countries or territories such as Indonesia and New Caledonia, risks involved in mining, processing and exploration activities, research and development activities, the accuracy of our estimated mineral/ore reserves and/or mineral resources, resolution of environmental and other proceedings and the impact of various environmental regulations and initiatives, market competition, and other risk factors listed from time to time in the Company’s reports and other documents filed with the U.S. Securities and Exchange Commission. The forward-looking statements included in this release represent the Company’s views as of the date of this release. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this release. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking statements.
Material Assumptions
A number of assumptions were made by Inco in preparing its estimated adjusted earnings and estimated adjusted earnings per fully diluted share for the second half of 2006, based on the assumption that nickel and copper prices in the second half of 2006 will be equal to the average of such prices in the second half through July 20, 2006. Such assumptions also include, but are not limited to, those set forth regarding nickel and copper prices in the second half of 2006. These assumptions include estimates on the U.S. dollar-Canadian dollar exchange rate for 2006, global industrial production and in key geographic markets, interest rates, global nickel and other metals demand and supply, and growth in the key end-use markets for the metals produced by the Company, that we would not have any labour, equipment or other disruptions at any of our operations of any significance in 2006 other than any planned maintenance or similar shutdowns and that any third parties which we are relying on to supply purchased intermediates or provide toll smelting or other processing do not experience any unplanned disruptions. Some of the material assumptions made by us involve confidential or particularly sensitive information and, accordingly, we do not believe it is appropriate to disclose such assumptions for competitive or other business reasons. Forward-looking statements for time periods subsequent to 2006 involve longer-term assumptions and estimates than forward-looking statements for 2006 and are consequently subject to greater uncertainty. Therefore, the reader is especially cautioned not to place undue reliance on such long-term forward-looking statements.
Important Legal Information
This communication may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. Inco filed with the U.S. Securities and Exchange Commission (the “SEC”), on October 24, 2005 and July 14, 2006, registration statements on Form F-8, which include Inco’s offer and take-over bid circular, and has filed amendments thereto, which include notices of extension and variation, and will file further amendments thereto as required, in connection with the proposed combination with Falconbridge. The offer and take-over bid circular and the notices of variation and extension have been sent to shareholders of Falconbridge Limited. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco’s offer and has filed, and will file (if required), amendments thereto and other documents regarding the proposed combination, in each case with the SEC.
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ INCO’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 THAT INCO FILED WITH THE SEC ON MAY 31, 2006, AND ANY AMENDMENTS INCO MAY FILE THERETO, AS IT CONTAINS, AND SUCH AMENDMENTS, IF ANY, WILL CONTAIN, IMPORTANT INFORMATION REGARDING TECK COMINCO’S PROPOSED COMBINATION WITH INCO.
This communication is not a solicitation of a proxy from any security holder of Inco or Phelps Dodge in respect of Inco’s proposed combination with Phelps Dodge. Inco intends to file a Management Information Circular regarding the proposed combination with the securities commissions or equivalent regulatory authorities in Canada and to provide the Management Information Circular to Inco shareholders and Phelps Dodge has filed a preliminary Proxy Statement on Schedule 14A regarding the proposed combination with the SEC. WE URGE INVESTORS TO CAREFULLY READ THE MANAGEMENT INFORMATION CIRCULAR, AND ANY AMENDMENTS INCO MAY FILE THERETO, WHEN IT BECOMES AVAILABLE BECAUSE IT, AND ANY SUCH AMENDMENTS, IF ANY, WILL CONTAIN IMPORTANT

INFORMATION ABOUT INCO, PHELPS DODGE AND THE PROPOSED COMBINATION. WE URGE INVESTORS TO CAREFULLY READ THE PROXY STATEMENT, AND ANY AMENDMENTS PHELPS DODGE MAY FILE THERETO, BECAUSE IT AND SUCH AMENDMENTS, IF ANY, WILL CONTAIN IMPORTANT INFORMATION ABOUT INCO, PHELPS DODGE AND INCO’S PROPOSED COMBINATION WITH PHELPS DODGE.
Inco, Phelps Dodge and their executive officers and directors may be deemed to be participants in the solicitation of proxies from Inco and Phelps Dodge security holders in favor of Inco’s proposed combination with Phelps Dodge. Information regarding the security ownership and other interests of Inco’s and Phelps Dodge’s executive officers and directors will be included in the Management Information Circular and Proxy Statement, respectively.
Investors and security holders may obtain copies of the offer and take-over bid circular, the notices of variation and extension, the registration statements, the Solicitation/Recommendation Statement and Inco’s, Falconbridge’s and Phelps Dodge’s other public filings made from time to time by Inco, Falconbridge and Phelps Dodge with the Canadian Securities Regulators, at www.sedar.com, and with the SEC at the SEC’s web site, www.sec.gov, free of charge. The proxy statement may also be obtained free of charge at www.sec.gov and the Management Information Circular (when it becomes available) may also be obtained free of charge at www.sedar.com. In addition, the offer and take-over circular and the other disclosure documents may be obtained free of charge by contacting Inco’s media or investor relations departments.

July 23, 2006
IN 06/39
For further information:

Media Relations:	Steve Mitchell (416) 361-7950
Investor Relations:	Sandra Scott (416) 361-7758
or www.inco.com